Exhibit 99.2

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Three and six months ended June 30, 2011

(Unaudited - Prepared by Management)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited financial statements for the three and six months ended June 30, 2011.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2011
CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)

In thousands of		June 30	December 31
Canadian dollars	Note	2011	2010

ASSETS
Current assets
Cash		$4,622	$2,659
Accounts receivable and other receivables		30	27
Inventory		1,027	4,835
Ginseng crops		4,033	3,149
Prepaid expenses		58	78
Total current assets		9,770	10,748

Prepaid expenses		12	15
Property, plant and equipment		2,096	2,232
Total assets		$11,878	$12,995

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$530	$522
Customer deposits		603	1,479
Total current liabilities		1,133	2,001

Long-term debt	3	-	2,984
Total liabilities		1,133	4,985

SHAREHOLDERS' EQUITY
Share capital	4	38,226	38,226
Contributed surplus		9,436	9,436
Accumulated other comprehensive income		977	917
Deficit		(37,894)	(40,569)
Total shareholders' equity		10,745	8,010
		$11,878	$12,995

Commitments (Note 8)

Approved by the Board:

/s/ DEREK ZEN	/s/ WILMAN WONG
Derek Zen	Wilman Wong
Chairman	Chief Executive Officer

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2011
CHAI-NA-TA CORP.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

		Three months ended		Six months ended
in thousands of Canadian dollars		June 30	June 30	June 30	June 30
(except per share and share amounts)	Note	2011	2010	2011	2010

Revenue		$3,795	$1,980	$7,320	$2,805

Cost of goods sold
Cost of inventory sold		1,998	1,870	3,828	2,606
Shipping and handling fees		4	28	8	39
Write-down of ginseng crops	5	-	170	-	170
Total cost of goods sold		2,002	2,068	3,836	2,815

Gross margin (loss)		1,793	(88)	3,484	(10)

Selling, general and administrative expenses	6	273	214	749	417

Operating income (loss)		1,520	(302)	2,735	(427)

Interest income		4	2	6	3
Interest expense on long-term debt		-	(124)	(9)	(194)
Other (loss) income	7	(11)	311	(57)	408

NET EARNINGS (LOSS)		$1,513	$(113)	$2,675	$(210)

Basic and diluted earnings (loss) per share		$0.05	$(0.00)	$0.08	$(0.01)

Weighted average number of shares used to calculate basic and diluted earnings (loss) per share (in thousands)		34,698	34,698	34,698	34,698

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2011
CHAI-NA-TA CORP.
Interim Condensed Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
(Unaudited)

					Accumulated
in thousands of Canadian	Common				Other	Total
dollars (except number of	Shares	Share	Contributed		Comprehensive	Shareholders'	Comprehensive
shares in thousands)	Outstanding	Capital	Surplus	Deficit	Income(Loss)	Equity	Income (Loss)

Balance - January 1, 2010	34,698	$38,226	$9,436	$(41,827)	$806	$6,641
Net loss	-	-	-	(210)	-	(210)	$(210)
Cumulative translation adjustment	-	-	-	-	(18)	(18)	(18)
Balance - June 30, 2010	34,698	$38,226	$9,436	$(42,037)	$788	$6,413	$(228)

Balance - January 1, 2011	34,698	$38,226	$9,436	$(40,569)	$917	$8,010
Net earnings	-	-	-	2,675	-	2,675	$2,675
Cumulative translation adjustment	-	-	-	-	60	60	60
Balance - June 30, 2011	34,698	$38,226	$9,436	$(37,894)	$977	$10,745	$2,735

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2011
CHAI-NA-TA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2011	2010	2011	2010

Operating Activities
Net earnings (loss)	$1,513	$(113)	$2,675	$(210)
Items included in net earnings (loss) not affecting cash:
Cost of ginseng crops sold	1,991	1,869	3,809	2,605
Depreciation and amortization	1	3	3	5
Gains on disposal of property, plant and equipment	-	(495)	-	(487)
Non-cash foreign exchange losses (gains)	12	184	(1)	28
Write-down of ginseng crops	-	170	-	170
Changes in non-cash operating assets and liabilities:
Accounts receivable and other receivables	34	(499)	(2)	(497)
Inventory	(6)	9	(2)	1
Prepaid expenses	(10)	(21)	24	23
Accounts payable and accrued liabilities	(163)	6	36	(25)
Customer deposits	309	(368)	(876)	(654)
Ginseng crop expenditures	(527)	(699)	(730)	(929)
	3,154	46	4,936	30

Financing Activities
Repayment of long-term debt	-	-	(2,950)	(448)
	-	-	(2,950)	(448)

Investing Activities
Purchase of property, plant and equipment	(22)	(42)	(22)	(42)
Proceeds from disposition of property, plant and equipment	-	535	-	541
	(22)	493	(22)	499

Effect of exchange rates changes on cash and cash equivalents	-	1	(1)	-

NET INCREASE IN CASH	$3,132	$540	$1,963	$81

CASH, BEGINNING OF THE PERIOD	1,490	2,029	2,659	2,488

CASH, END OF THE PERIOD	$4,622	$2,569	$4,622	$2,569

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2011
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1. Nature of operations

The Company operates North American ginseng farms in Ontario, Canada, on which ginseng root is planted, cultivated and harvested. The Company sells ginseng in its primary markets of Hong Kong and China, and to a lesser extent Canada and the United States of America, through its wholly-owned subsidiaries.

The Company did not plant new crops in 2009 or 2010 and is expecting to cease operations in their current form after completing the harvest in 2011 and the sale of the inventory from that harvest in 2012. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management anticipates there will be positive cash inflows from operations for 2011 and 2012.

The Company is publicly traded with no single shareholder holding a majority of the Company’s common shares. The largest shareholder of the Company is Wai Kee Holdings Limited (“Wai Kee”), a publicly traded Hong Kong based company, which owns 46% of the shares of the Company.

2. Basis of presentation

These interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP) for interim reporting periods. The Company began reporting in accordance with US GAAP on January 1, 2011 and formerly was reporting in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2010 which were prepared in accordance with Canadian GAAP and included a discussion of the differences between Canadian GAAP and US GAAP in Note 20.

These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2011.

All amounts included in these interim consolidated financial statements are expressed in Canadian dollars ("CAD") unless otherwise noted.

For a summary of the significant accounting policies that the Company has adopted in accordance with US GAAP, refer to Note 2 of the Company's interim consolidated financial statements for the three month period ended March 31, 2011 and to the supplemental disclosures noted below.

Cash

Cash consists of cash on hand and cash deposited in a large, Canadian financial institution. Cash also includes investments in guaranteed short-term instruments with the same financial institution that can be converted to cash in one business day. Interest earned, but not yet received, on these investments are included in interest income on the statement of operations and in accounts receivable and other receivables on the balance sheet.

Financial instruments

The Company has designated its cash and foreign exchange forward contracts as held-for-trading, which are measured at fair market value with changes in fair market value recorded in earnings. Accounts receivable and other receivables are classified as loans and receivables which are measured at amortized cost. Accounts payable, accrued liabilities and long-term debt are classified as other liabilities, which are measured at amortized cost.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2011
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

3. Long-term debt

in thousands of	June 30	December 31
Canadian dollars	2011	2010

Term loan	$-	$2,984

Less: current portion	-	-
	$-	$2,984

On September 1, 2009, the Company agreed to a three year extension of the remaining HK$51,500,000 (equivalent to $6,381,000 at June 30, 2011) loan facility from a company formerly under common control. The loan was denominated in the amounts of HK$21,125,000 (equivalent to $2,617,000 at June 30, 2011) and US$3,878,000 (equivalent to $3,764,000 at June 30, 2011) and was unsecured and bore interest at 6.25%. The Company repaid HK$21,125,000 ($2,820,000) and US$878,000 ($892,000) during the year ended December 31, 2010 bringing the balance down to US$3,000,000 ($2,984,000) at December 31, 2010 which was repaid during the three month period ended March 31, 2011 settling the loan facility in full.

4. Share capital

	Number of Shares
In thousands	Authorized	Outstanding	Amount

Common Shares - without par value
Balance as at December 31, 2010 and June 30, 2011	Unlimited	34,698	$38,226

5. Write-down of ginseng crops

During the three month period ended June 30, 2010, the Company recorded a $170,000 write-down on the long-term ginseng crops that are expected to be part of the 2011 harvest. This write-down was recorded due to frost damage at one of the Company's farm locations which damaged the ginseng crops and reduced the expected yield from that specific location which in turn reduced the net realizable value of those ginseng crops.

6. Selling, general and administrative expenses

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2011	2010	2011	2010

Retention bonuses	$63	$-	$126	$-
Other selling, general and administrative expenses	210	214	623	417
	$273	$214	$749	$417

During 2010, the Company agreed to pay retention bonuses totalling $485,000 to corporate and farm management and staff to ensure the stability of the operation through the expected final harvest in 2011 and the sale of the Company’s assets in 2012. These retention bonuses are contingent on the satisfactory completion of the job duties of each employee up to their termination date. During the three and six month periods ended June 30, 2011, $63,000 (2010 - $NIL) and $126,000 (2010 - $NIL), respectively, of expenses were incurred and included in accounts payable and accrued liabilities. The remaining balance will be recorded over the remaining service period for the employees and will be adjusted for changes in employees on a prospective basis.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2011
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

7. Other (loss) income

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2011	2010	2011	2010
Foreign exchange (losses) gains	$(11)	$(184)	$(58)	$(79)
Gains on disposal of property, plant and equipment	-	495	-	487
	$(11)	$311	$(57)	$408

Foreign exchange (losses) gains for the three months ended June 30, 2011 included $NIL (2010 - $24,000 gain) and for the six months ended June 30, 2011 include a $36,000 loss (2010 - $19,000 loss) on foreign exchange forward contracts.

8. Commitments

The Company has entered into operating leases for vehicles, farming equipment and offices expiring at various times to 2012. Total future minimum payments required under these leases in thousands of Canadian dollars are as follows:

Less than 6 months	$36
6 - 12 months	22
$58

The Company is committed to agricultural land rentals through 2012 with payments in thousands of Canadian dollars as follows:

Less than 6 months	$7
6 - 12 months	39
$46

The Company’s commitment to agriculture land rentals of $39,000 for 2012 can be alleviated upon completion of the harvest of the ginseng crops in 2011 and after notification has been given to the respective landlords.

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The Company expects that it will harvest all its remaining ginseng crops in 2011. The cost of maintaining these crops is currently financed through the sale of inventory and have not been included in the amounts detailed above.

9. Segmented information

The Company operates in one industry segment and two geographic regions. The geographic region that the external revenue is derived from is determined by the residency of the customer. Intersegment revenue is determined by the residency of the subsidiary selling the product. Information by geographic region is summarized as follows:

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2011
CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2011	2010	2011	2010
External revenue from operations located in:
Canada	$2,803	$57	$5,289	$100
Hong Kong & People's Republic of China	992	1,923	2,031	2,705
	$3,795	$1,980	$7,320	$2,805
Intersegment revenue from operations located in:
Canada	$1,807	$1,749	$2,807	$2,585
Hong Kong & People's Republic of China	-	-	-	-
	$1,807	$1,749	$2,807	$2,585
Net earnings (loss) from operations located in:
Canada	$1,523	$(122)	$2,723	$(199)
Hong Kong & People's Republic of China	(10)	9	(48)	(11)
	$1,513	$(113)	$2,675	$(210)

All of the Company's long-lived assets, which comprise of all assets not classified as current assets, were in the Canadian geographic region as at June 30, 2011 and June 30, 2010.

Major customers:

Major customers include all customers with whom the Company has derived revenue greater than 10% of its total revenue within the reporting period.

For the three months ended June 30, 2011, revenue included sales to three major customers which accounted for $1,514,000 and $1,153,000 from the Canadian geographic region, respectively, and $642,000 from the Hong Kong and People's Republic of China geographic region (June 30, 2010 - two customers from the Hong Kong and People's Republic of China geographic region which accounted for $1,669,000 and $253,000, respectively).

For the six months ended June 30, 2011, revenue included sales to four major customers which accounted for $3,890,000 and $1,191,000 from the Canadian geographic region, respectively, and $1,283,000 and $748,000, respectively, from the Hong Kong and People's Republic of China geographic region (June 30, 2010 - two customers from the Hong Kong and People's Republic of China geographic region which accounted for $2,103,000 and $348,000, respectively).

10. Related party transactions

In the normal course of business, the Company pays management fees to Wai Kee for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. For the three and six month periods ended June 30, 2011, the Company paid management fees of $14,000 and $28,000 (June 30, 2010 - $15,000 and $36,000), respectively, of which $5,000 (2010 -$10,000) remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet. This transaction is measured at the exchange value.